FRESH TRACKS THERAPEUTICS, INC.
2000 Central Avenue, Suite 100
Boulder, Colorado 80301
December 20, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Fresh Tracks Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-267254
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fresh Tracks Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-267254) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on September 2, 2022. The Registration Statement was declared effective by the Commission on September 9, 2022, but no securities have been issued or sold under the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP at (612) 766-8419, or in his absence, Griffin D. Foster at (317) 569-4843.

Sincerely,

FRESH TRACKS THERAPEUTICS, INC.

By: /s/ Albert N. Marchio, II
Name: Albert N. Marchio, II
Title: Chief Executive Officer and Chief Financial Officer

cc:    Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP
Griffin D. Foster, Faegre Drinker Biddle & Reath LLP